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AMES      AMES DEPARTMENT STORES, INC.
----      2418 MAIN STREET
          ROCKY HILL, CT  06067-2598
          (860) 257-2000


For Immediate Release
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                   Ames Revises Offer For Hills Senior Notes:
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                       Final Tender and Consent Dates Set
                       ----------------------------------


Rocky Hill, Conn., December 16, 1998 - Ames Department Stores, Inc. (NASDAQ:
AMES) said today that it has revised its offer to purchase with respect to the $195 million (principal amount) of 12-1/2% Senior Notes due 2003 of Hills Stores Company (NYSE: HDS).

Ames said it would now pay total cash consideration of $700 per $1000 principal amount of the Notes, provided a minimum of 85% of the outstanding Notes are tendered. When the tender offer was announced on November 12, 1998, Ames offered to purchase a minimum of 66 2/3% of the Notes for $550 per $1000 principal amount. The offer continues to include a portion of a potential recovery in the form of deferred contingent cash rights with regards to litigation initiated by Hills against certain of Hills' former directors. The cash consideration includes both accrued and unpaid interest, up to but not including the payment date, as well as a fee of $30 per $1000 principal amount of Notes for the consent of the noteholders to the modification or elimination of certain covenants contained in the indentures governing the Notes.

The deadline for receipt of consents in order to qualify for the consent fee will only be extended to 5:00 p.m. Eastern Time on December 24, 1998. Ames has extended the deadline for tender of the Notes until 12:00 midnight Eastern Time on December 30, 1998.

Ames estimates that the revisions to the tender for the Notes increases the overall cost of the transaction by approximately $9 million, a portion of which will be recovered through savings in annual interest expense on the reduced number of Notes outstanding through 2003.

Ames said that a group of noteholders, including PPM America, Inc. who, together own or control $65.5 million principal amount (or approximately 34%) of the outstanding Notes, have signed an irrevocable agreement to tender their Notes and to deliver consents with respect to their Notes. As of the close of business on December 16, 1998, a further $39.3 million (or approximately 20%) of the Notes had been tendered.


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
The terms of the tender offer for all outstanding Hills common and preferred stock remain unchanged. At least 60% of the outstanding shares of Hills must be tendered by the deadline, which has also been extended to 12:00 midnight Eastern Time on December 30, 1998. As of the close of business on December 16, 1998, a total of 7,961,536 shares of Hills common and preferred stock had been tendered under the offer, representing approximately 71%.

Hills has stated that if the tender offer is not successful and its recent operating trend continues, there is a substantial prospect that it would be required to seek protection under the federal bankruptcy laws in the near future. In that event, it is likely that any recovery for noteholders and stockholders of Hills would be below the amounts that would be received in the respective tender offers.

With $2.2 billion in annual net sales, Ames Department Stores, Inc., operates 301 stores in 14 Northeastern, Middle Atlantic and Midwestern states and the District of Columbia. Ames is a full-line discount retailer, offering a broad range of merchandise categories including family apparel, housewares, domestics, electronics, ready-to-assemble and patio furniture, jewelry, craft and pet supplies, health and beauty care items, stationery, sporting goods, toys, seasonal products and more.


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Contacts:

Rolando de Aguiar
Executive Vice President and Chief Financial Officer
Ames Department Stores, Inc.
(860) 257 5317

Owen Blicksilver
Managing Director
Dewe Rogerson, Inc.
(212) 419 4283